Buchanan Ingersoll ⚜ Rooney PC
Attorneys & Government Relations Professionals

620 Eighth Avenue, 23rd Floor
New York, NY 10018
T 212 440 4400
F 212 440 4401
www.buchananingersoll.com

Jacquelyn A. Hart
212 440 4511
jackie.hart@bipc.com

November 2, 2009

VIA E-MAIL TRANSMISSION AND OVERNIGHT MAIL
DCAOLetters@sec.gov

Division of Corporation Finance
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1004

Attn: Mr. Wayne Carnell, Chief Accountant

RE: **SOKO Fitness & Spa Group, Inc.**
         Commission File No. 333-132429

Ladies and Gentlemen:

Buchanan Ingersoll & Rooney PC is securities counsel to SOKO Fitness & Spa Group, Inc., a Delaware corporation (the "Registrant"). We are writing on behalf of the Registrant to request a waiver of the requirements of Rule 8-04 of Regulation S-X with respect to the March 1, 2008 acquisition by the Registrant of a majority interest in Shenyang Letian Yoga Fitness Center (more commonly referred to in the Registrant's filings and herein as "Yoga Wave") in the preparation of its annual and interim financial statements.

Background

The Registrant is a smaller reporting company with a fiscal year end of May 31. It was incorporated on September 9, 2004 under the name American Business Holdings, Inc. as a holding vehicle to own and control a textile and plastic packaging company in Central and East Africa. On April 11, 2008, the Registrant consummated a share exchange and a series of transactions (collectively, the "Transactions") pursuant to which it acquired all of the outstanding shares of common stock of Wealthlink Co., Ltd. ("Wealthlink"). Wealthlink was organized under the laws of the Cayman Islands on March 27, 2007 and is headquartered in Harbin, Heilongjiang Province, People's Republic of China. Prior to the consummation of the Transactions, all of Wealthlink's books and records were maintained in accordance with Chinese accounting principles and were denominated in Chinese Yuan Renminbi ("RMB").

On March 1, 2008, Wealthlink's operating subsidiary, Harbin Mege Union Beauty Management Ltd. ("Mege Union"), entered into an acquisition agreement with Shenyang Shengchao Management & Advisory Co., Ltd to acquire 51% of its interest in Yoga Wave. The consideration paid was RMB 12,000,000. The results of operations of Yoga Wave were included in the consolidated results of operations of the Registrant commencing on March 1, 2008, *prior* to completion of the Transactions.

On October 26, 2009, the Registrant received a comment letter from the Staff of the Securities and Exchange Commission ("SEC") relating to its Registration Statement on Form S-1, as amended (File No. 333-151563), and certain periodic filings of the Registrant made under the Securities Exchange Act of 1934, as amended. Comment 12 reads in full as follows:

California :: Delaware :: Florida :: New Jersey :: New York :: Pennsylvania :: Virginia :: Washington, DC

12. *You should compute the investment test using the purchase price of the acquired business reported in your financial statements compared to your consolidated total assets as of the end of the most recently completed fiscal year. Based on the information you provided to us, it appears that your acquisition of Yoga Wave met the investment test at the 20% significance level and that you are required to furnish the financial statements of Yoga Wave for the most recent year and any interim periods specified in Rule 8-03 of Regulation S-X (refer to Rule 8-04 of Regulation S-X) and the pro forma information required by Rule 8-05 of Regulation S-X. The financial statements of Yoga Wave for the most recent year should be audited. Please provide the required financial statements and pro forma information or tell us why you believe such financial statements and pro forma information are not required. If you are required but unable to provide the required financial statements and pro forma information, you may request a waiver of the requirements from the Office of the Chief Accountant of the Division of Corporation Finance. Your request should be addressed Mr. Wayne Carnell, Chief Accountant, Division of Corporation Finance, U.S. Securities & Exchange Commission, 100 F Street, NE, Washington DC 20549 and sent via email to DCAOLetters@SEC.gov.*

Upon review of the requirements of Rule 8-04 of Regulation S-X ("Reg S-X"), the Registrant notes the following: (i) the requirement's "20% significance" threshold was not triggered in one analysis and minimally exceeded under another analysis, (ii) adherence to the requirements cannot be performed without undue burden and expense to Registrant, and (iii) the inclusion of the additional financial statements and pro forma information at this time provide minimal disclosure value and may create confusion to the reader. For these reasons, we set forth our analysis and bases for a waiver of the requirements.

<u>Requirements of Rule 8-04 of Regulation S-X and Analysis of Applicability</u>

At the time of the acquisition of Yoga Wave, the Registrant's books and records were maintained solely in RMB in accordance with Chinese accounting standards and the Registrant was not required to maintain its books and records in conformity with generally accepted accounting principles in the United States ("U.S. GAAP"). Additionally, under Chinese accounting rules, the Registrant was not required to maintain separate financial books and records for Yoga Wave.

Rule 8-04 of Reg S-X requires that a registrant prepare separate financial statements for an acquired business that meets or exceeds certain significance thresholds.

An initial calculation of the significance of the Registrant's acquisition of Yoga Wave under the "investment test" (comparing the Registrant's investment in Yoga Wave to the total consolidated assets of the Registrant as of the end of the then most recently completed fiscal year) using the RMB as a basis for calculation and absent any adjustments required by Statement of Financial Accounting Standards No. 141 ("FAS 141"), suggests that the Registrant's acquisition of Yoga Wave falls below the 20% significance threshold by about RMB850,000 (less than 1%). The following table sets forth this initial calculation:

Total Assets as of May 31, 2007	RMB64,265,107
20% of Total Assets	12,853,021
Purchase Price for Yoga Wave	12,000,000

Understanding that "[a] registrant that files its financial statements in accordance with or is required to provide reconciliation to U.S. GAAP should determine significance using amounts for both the acquired business and the registrant determined in accordance with U.S. GAAP; that is, both the numerator and denominator of the significance test would be determined in accordance with U.S. GAAP"[1], we have also made an initial calculation of the significance of the Registrant's acquisition of Yoga Wave under the "investment test" using the US dollar as a basis for calculation and absent any adjustments required by FAS 141. This calculation suggests that the Registrant's acquisition of Yoga Wave exceeds the 20% significance threshold by about $8,000 (less than 1%). The following table sets forth this initial calculation, based on the financial statements provided in the Registrant's Annual Report on Form 10-K, as amended, for the fiscal year ended May 31, 2008 (the "2008 10-K"):

Total Assets as of May 31, 2007	$8,398,910[2]
20% of Total Assets	1,679,782
Purchase Price for Yoga Wave	1,687,408[3]

Rationale for Waiver Request

Exceeding the 20% significance threshold requires that the Registrant furnish financial statements for Yoga Wave for the fiscal year ended May 31, 2007 and for each of the interim periods ended August 31, 2007, November 30, 2007 and February 29, 2008. Preparation and filing of these financial statements would present a serious hardship to the Registrant and at this time we believe that the information that might be gleaned from such disclosure is, at best, of minimal value to investors in evaluating the Registrant and is more likely than not to confuse investors.

1.   No Separately Kept Financials

At the time of the acquisition of Yoga Wave on March 1, 2008, the Registrant, while a U.S. public company, did not contain the operating entities that currently comprise the Registrant (Wealthlink, Mege Union and their related entities). Prior to the consummation of the Transactions on April 11, 2008, none of the operating entities that currently comprise the Registrant was subject to the requirements of the Federal securities laws. Rather, Wealthlink was a Cayman Islands company that was a holding company to entities formed and operating in the People's Republic of China. As such, they were required to maintain their books and records in compliance with Chinese laws and accounting principles, not U.S. GAAP and U.S. laws. No separate historical financial statements were maintained to reflect the stand-alone impact of Mege Union's 51% ownership interest in Yoga Wave.

2.   Hardship to Develop Meaningful Financials

Since no separate historical financial statements for Yoga Wave were required to be maintained or reported by the Registrant prior to April 11, 2008, no such financial statements were prepared. Going back to 2007 to begin to compile this information would require accounting staff of both the Registrant and Shenyang Shengchao Management & Advisory Co. to review the financial records pertaining to Yoga Wave, restate them as free-standing financial statements and convert them to comply with U.S. GAAP (including converting all amounts from RMB to US dollars as of each period end). Further, the Registrant's independent auditor would be required to perform an audit on the financials for 2007 and to review the financials for each of the subsequent interim periods. This exercise would be unduly burdensome and costly for Registrant, particularly when viewed against the lack of disclosure benefits that would result at this time. Please see discussion and analysis below.

---

[1]   Securities and Exchange Commission, Financial Reporting Manual of the Division of Corporation Finance, page 46 (as updated July 24, 2009)

[2]   The rate of exchange at May 31, 2007 was $1.00 = RMB7.6516

[3]   The rate of exchange at March 1, 2008 was $1.00 = RMB7.1115

Yoga Wave's operating results were consolidated with those of Mege Union and Wealthlink as of March 1, 2008. As a result, beginning with the fourth quarter of the Registrant's 2008 fiscal year, the consolidated financial statements of the Registrant reflected the acquisition of Yoga Wave.

3.   Length of Time Since Completion

As previously discussed, the Registrant completed the acquisition of a majority interest in Yoga Wave on March 1, 2008. Any financial statements prepared by the Registrant that cover a time period from March 1, 2008 forward include the Registrant's majority interest in Yoga Wave. This includes the 2008 10-K, Quarterly Reports on Form 10-Q for the quarters ended August 31, 2008, November 30, 2008 and February 28, 2009, the Annual Report on Form 10-K for the year ended May 31, 2009 and the Quarterly Report on Form 10-Q for the quarter ended August 31, 2009. We believe that the information in these reports presents a clear and current picture of the Registrant that is valuable to investors.

4.   Information No Longer Timely or Useful

More than 18 months have elapsed since the Registrant began including the operating results of Yoga Wave into its financial statements. The Registrant's business has grown from $8.4 million in assets and $7.4 million in revenues at May 31, 2007 to $29.3 million in assets and $19.6 million in revenues at May 31, 2009. Only a portion of this growth is attributable to Yoga Wave. We do not believe that revising the Registrant's 2007 historical financial statements or providing "pro forma financial statements" for a period that has since passed adds to the Registrant's overall financial picture. In fact, we believe that at this time, inclusion of this information would place undue emphasis on historical results that could create a confusing view of current results to the reader.

Conclusion

For the foregoing reasons, we hereby respectfully request that the Division grant the Registrant a waiver of the requirements of Rule 8-04 of Reg S-X to provide historical financial statements for Yoga Wave and pro forma information for the year ended May 31, 2007 and for the interim periods ended August 31, 2007, November 30, 2007 and February 29, 2008. If you have any questions or require any additional information, please contact me at (212) 440-4511 or my colleagues, William Uchimoto at (215) 665-3813 or Brian North at (215) 665-3828.

Very truly yours,

BUCHANAN INGERSOLL & ROONEY PC



By:_____
        Jacquelyn A. Hart